Exhibit 99.1

SilverCrest Reports Q2, 2013 Financial Results
Cash Flow from Operations of $5.58 million ($0.05 per share)
Net Earnings $2.87 million ($0.03 per share)

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – August 15, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce its financial results for the second quarter ended June 30, 2013. All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2013 and associated management discussion and analysis (“MD&A”) which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com.

J. Scott Drever, Chairman and CEO stated; “As with most of the industry, second quarter financial results for SilverCrest were less robust when compared to previous quarters. However we were able to sell a record amount of silver, and in spite of persistent metal price declines and volatility, we were able to generate both positive cash flow and net earnings. Our operating team continues to focus on controlling operating costs which resulted in an average cash operating cost of $7.80 per silver equivalent ounce for the quarter, which was substantially better than our corporate guidance of $8.50 per silver equivalent ounce (2). Our operating team continues to optimize production to ensure we meet our market production guidance of 675,000 ounces of silver and 33,000 ounces of gold for 2013.”

FINANCIAL HIGHLIGHTS OF Q2, 2013 COMPARED TO Q2, 2012:

•	Cash flow from operations (1) decreased 22% to $5.58 million ($0.05 per share)
•	Cash operating cost per silver equivalent ounce sold (2) increased 12% to $7.80
•	All-in sustaining cash costs per silver equivalent ounce sold (3) increased by 16% to $13.26
•	Revenues reported - IFRS (4) decreased 18% to $13.0 million
•	Sales of 181,398 ounces of silver, a quarterly record, were up 45%
•	Sales of 7,375 ounces of gold were down 15%
•	Sales of 647,504 ounces of silver equivalent (2) were up 14%
•	Average realized metal prices for ounces sold – silver price fell 24% to $22/oz and gold price fell 17% to $1,365/oz
•	Bullion inventory at June 30, 2013, included 53,634 ounces of silver and 2,156 ounces of gold
•	Net earnings amounted to $2.87 million ($0.03 per share), compared to $9.53 million ($0.11 per share)
•	Cash and cash equivalents totalled $29.6 million (at June 30, 2013) after capital investments of $12.4 million
•	Working capital was $41.6 million at June 30, 2013

THREE MONTHS ENDED JUNE 30, 2013 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2012;

Net earnings were $2,866,080 ($0.03 per share basic) for the second quarter compared with $9,525,882 ($0.11 per share basic) in 2012. The decrease in net earnings was primarily driven by a decrease in revenue resulting from lower gold sales, lower average realized prices and absence of marked-to-market derivative impact from Hedge Facility deliveries.

Silver and gold revenues totalled $13,028,258 (2012 - $15,982,031) in the second quarter, which includes $12,474,785 (2012 - $12,600,912) received on a cash basis. Silver sales were a quarterly record of 181,398 ounces (2012 – 124,739), 45% higher than the same period in 2012. The average realized price was 24% lower at $22 (2012 - $29) per ounce.

Total gold sales were 7,375 ounces (2012 – 8,679) or 15% below 2012. The Company sold 5,900 (2012 – 2,733) ounces of gold at an average realized price of $1,365 (2012 -$1,650) per ounce, a 17% decline in realized price.  The Company delivered 1,475 gold ounces (2012 – 1,736) under the Sandstorm Gold Ltd. Purchase Agreement at $350 per ounce.

Cost of sales amounted to $5,047,895 (2012 - $4,420,287). Cash cost per silver equivalent ounce sold amounted to $7.80, Ag:Au 63.2:1 (2012 - $6.94, (Ag:Au 59.0:1). Corporate market guidance estimate for 2013 continues at $8.50 per silver equivalent ounce, (Ag:Au 55:1). The increase in cash cost per silver equivalent ounce sold is driven generally by higher operating costs, with increases in mining contractor costs, higher crusher operating costs from increases in operating time, and salary increases for mine site personnel. The overall cash cost per silver equivalent ounce increased, despite a decrease of approximately $0.25 per silver equivalent ounce attributed to a higher gold to silver price ratio during the second quarter compared with the same quarter in 2012.

General and administrative expenses increased by 31% to $1,599,892 (2012 - $1,219,878) primarily due to an increase in remuneration, regulatory and Mexico corporate expenses. Remuneration increased to $503,137 (2012 - $386,844) with the addition of new Corporate personnel and increased compensation for management and other employees effective January, 2013. Regulatory fees and expenses increased to $77,819 (2012 - $21,996) with additional fees relating to Ontario Securities Commission, TSX-V and NYSE MKT. SilverCrest commenced trading on the NYSE MKT in August 2012. Mexico corporate expenses increased to $231,890 (2012 - $177,128), and were related to an increase in professional activities.

Deferred tax expense amounted to $1,443,000 (2012 - $291,000) primarily from recognizing an income tax deduction on Santa Elena exploration drilling and related costs and a reduction in the Mexican tax basis compared with the carrying book value from the strengthening of the US Dollar at the quarter end. The Company’s Mexican tax basis was converted at US$1.00 = 12.344 at March 31, 2013 and US$1.00 = 13.193 at June 30, 2013.

Exchange loss on translation to US Dollars amounted to $1,126,190 (2012 – $360,236) due to the weakening in the second quarter of the Canadian dollar against the US dollar. The financial results of the Company’s Canadian operations were translated at US$1.00 = CAD$1.0156 at March 31, 2013 and US$1.00 = CAD$1.0512 at June 30, 2013.

FINANCIAL AND OPERATING HIGHLIGHTS:		Q2 2013		Q2 2012
Cash flow from operations (1)		$5,587,251		$7,177,713
Cash flow from operations (1) per share		$0.05		$0.08
Cash operating cost per silver equivalent ounce sold (2)		$7.80		$6.94
All-in sustaining cash costs per silver equivalent ounce sold (3)		$13.26		$11.48
Revenues
Silver revenue		$3,905,836		$3,588,568
Gold revenue – cash basis		$8,568,949		$9,012,344
		$12,474,785		$12,600,912
Gold revenue – non cash
- adjustment to market spot price (4)		$-		$2,729,657
- amortization of deferred revenue		$553,473		$651,462
Revenues reported		$13,028,258		$15,982,031
Cost of sales	$	(5,047,895)	$	(4,420,287)
Depletion, depreciation and accretion	$	(1,704,025)	$	(1,496,297)
Mine operating earnings		$6,276,338		$10,065,447
Gain on derivative instruments (4)		$-		$2,360,561
Other net expenses	$	(1,350,258)	$	(1,657,126)
Tax expense	$	(2,060,000)	$	(1,243,000)
Net earnings		$2,866,080		$9,525,882
Exchange loss on translation to US Dollars	$	(1,126,190)	$	(360,236)
Comprehensive earnings		$1,739,890		$9,165,646
Weighted average number of common shares outstanding		108,865,828		89,736,379
Earnings per common share – basic		$0.03		$0.11
Earnings per common share – diluted		$0.03		$0.10
Silver ounces sold		181,398		124,739
Gold ounces sold		7,375		8,679
Silver equivalent ounces sold (2)		647,504		568,380

(1)  Cash flow from operations before changes in working capital items. This is a Non-IFRS performance measure.
(2)  Silver equivalent ounces consist of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates (Q2 2013; 63.2:1, Q2 2012; 59.0:1).
(3)  "All-in sustaining cash costs" includes cost of sales, general and administrative expenses, sustaining capital and exploration expenditures at the Santa Elena Mine. This is a Non-IFRS performance measure.
(4)  The MBL Hedging Facility was fully repaid in fiscal 2012, so this non-cash adjustment has now been eliminated.

NON-IFRS PERFORMANCE MEASURES

The discussion of financial results in this press release includes reference to “cash flows from operations before changes in working capital items”, “cash operating cost per silver equivalent ounce sold” and “all-in cash cost per silver equivalent ounce sold”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three and six months ended June 30, 2013, for a reconciliation of these measures to reported IFRS results.

OUTLOOK

SilverCrest’s immediate focus is to continue to efficiently operate its flagship Santa Elena low cost open pit silver and gold mine and complete the construction of the new 3,000 tpd mill facility on schedule and on budget. The Company will also advance the large silver, copper, gold deposit at the La Joya Property by completing a Preliminary Economic Assessment (“PEA”). Depending on the results of the PEA, further evaluation and infill drilling of the resource area may be completed in late 2013. Other exploration targets in its vicinity of La Joya are under review.

Santa Elena Open Pit Production Targets

•
Meet estimated 2013 production guidance of 675,000 (increased from 625,000) ounces of silver and 33,000 ounces of gold (2.49 million ounces of silver equivalent, Ag:Au 55:1) (6 months; 347,503 silver ounces, 14,688 gold ounces and 1.22 million ounces of silver equivalent, Ag:Au 59.5:1).

•	Maintain estimated cash operating cost of $8.50 per ounce silver equivalent sold (Ag:Au 55:1). (6 months; $7.74 per ounce silver equivalent, Ag:Au 59.5:1).

Santa Elena Expansion Project Targets

•
Complete construction of new conventional 3,000 tpd CCD processing facility on schedule and on budget - Capital assigned for 2013 is $53.2 million. (6 months; $34.2 million committed, of which $18.6 million incurred).

•
Complete underground decline development of main ramp to 1,500 metres to enable physical access to ore underground for direct mill feed in 2014 - Capital assigned for 2013 is $7.8 million. (6 months; $1.9 million incurred).

La Joya Project Targets

•	Complete and File a PEA NI43-101 Technical Report evaluating the high grade portion of the deposit as a potential “Starter” Pit. (Commenced January 2013 with anticipated completion in Q3 2013).

•	Continue to Explore the Coloradito, La Esperanza and Santo Nino targets, which are adjacent to the Main Mineralized Trend (“MMT”). (Ongoing additional detailed mapping and sampling for H2 2013).

•	Explore newly defined geophysical targets, La Paloma and El Pino, within the current land position (Subsequent to Q2, 4 RVC drill holes were completed at La Paloma with results pending).

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au) for the open pit heap leach. SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 675,000 ounces of silver and 33,000 ounces of gold in 2013. Major expansion and construction of a 3000 tonnes per day conventional mill facility is underway to significantly increase metals production at the Santa Elena Mine (open pit and underground) by 2014. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, Chairman & CEO SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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